As filed with the Securities and Exchange Commission on September 23, 1999 Registration No. 0-25873

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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 2

     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            NATEX CORPORATION
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                (Name of Small Business Issuer in its Charter)


         Utah                                                 84-1431425
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(State or other jurisdiction of                            (I.R.S. Employer
incorporation or organization)                             Identification No.)


    48 West 300 South, Suite 2303 North, Salt Lake City, Utah      84101
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           (Address of principal executive offices)              (Zip Code)

Issuer's telephone number:          (801) 595-1193
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Securities to be registered under Section 12(b) of the Act:

     Title of each class                      Name of each exchange on which
     to be so registered                      each class is to be registered

              N/A                                           N/A
              ---                                           ---
Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ------------------------------------------
                              (Title of Class)

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                              NATEX CORPORATION

                                  FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                    Page

Item  1.     Description of Business .....................................  3

Item  2.     Management's Discussion and Analysis or Plan of Operation ... 12

Item  3.     Description of Property...................................... 15

Item  4.     Security Ownership of Certain Beneficial Owners
              and Management.............................................. 16

Item  5.     Directors, Executive Officers, Promoters
              and Control Persons......................................... 17

Item  6.     Executive Compensation....................................... 18

Item  7.     Certain Relationships and Related Transactions............... 20

Item  8.     Description of Securities.................................... 20

PART II

Item  1.     Market Price of and Dividends on the Registrant's
              Common Equity and Other Shareholder Matters................. 21

Item  2.     Legal Proceedings............................................ 21

Item  3.     Changes in and Disagreements with Accountants................ 21

Item  4.     Recent Sales of Unregistered Securities...................... 22

Item  5.     Indemnification of Directors and Officers.................... 23

PART F/S

             Financial Statements......................................... 24

PART III

Item  1.     Index to Exhibits............................................ 39

Item  2.     Signatures................................................... 39

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization
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     Natex Corporation (hereinafter the "Company" or "Registrant") was incorporated on July 9, 1997 under the laws of the State of Utah for the purpose of raising capital to invest in a joint venture with Powerball Industries, Inc., a Utah corporation ("Powerball Industries"). Powerball Industries is wholly owned by Jed Checketts ("Checketts")and is the licensee of certain Hydrogen Generation System and Fuel Pellet technology relating to the production of hydrogen (the "Technology"). Checketts is the inventor of the Technology and licensed the Technology (the "License")to Powerball Industries in exchange for a royalty. In December, 1997, the Company and Powerball Industries formed a joint venture named Powerball Technologies, LLC (the "JV").

     The JV is managed by a two person management committee consisting of one person designated as a manager by the Company (Robert Ipson) and one person designated as a manager by Powerball Industries (Checketts).

     Powerball Industries and the Company, as the owners of the Joint Venture, have entered into an Operating Agreement which governs their respective rights and which sets forth their agreement as to various issues such as management, meetings, voting, tax matters, termination and transfer of interests. The Operating Agreement provides that neither owner may assign or transfer his or its ownership in the Joint Venture unless the other owner consents to such transfer.

     The JV has been funded primarily through the Company's equity participation and approximately $275,000 in loans for: (i) the future development of the Technology; (ii) the construction of a sodium hydroxide recycling plant (the "Plant"); (iii) the manufacture of Hydrogen Generation Systems; (iv) the demonstration of the commercial viability of the Technology;
(v) the development of commercial markets for the Technology; and (vi) meeting the JV's ongoing working capital requirements. Currently the JV is dependent on the Company to fund its working capital requirements until the JV can generate revenues sufficient to meet its working capital needs. In the event the JV does not receive sufficient funding from the Company, revenues from operations, or other sources, it is likely that the JV would have to cease to
manufacture Hydrogen Generation Systems.  (See    MANAGEMENT DISCUSSION AND
ANALYSIS or PLAN OF OPERATIONS).

Use of Hydrogen and the Technology in General
---------------------------------------------

     Currently hydrogen is mainly utilized as a chemical component for industrial uses. In addition, the market for hydrogen gas as a fuel source has increased as a result of many factors, including environmental concerns related to cost and environmental concerns surrounding the use of fossil fuels, increased research and development of alternative fuel sources in general, and the development of hydrogen fuel cells. The Technology, as it has currently been developed, and continues to be developed, is an attempt to provide an efficient, cost effective and safe method of producing hydrogen gas for commercial and industrial use.

     There are essentially three ways of providing a hydrogen supply: (i) storing compressed hydrogen gas in a storage device until needed; (ii) storing liquid hydrogen gas in a storage device until needed; and (iii) producing hydrogen on demand from water or hydrocarbon fuels as the hydrogen gas is needed. Compressed gas and liquid hydrogen storage methods of creating a hydrogen supply can be expensive and can create health and safety problems. Hydrogen stored as hydrogen gas or in liquid gas storage systems must be stored under extreme pressure and can be dangerous. The costs of transporting and storing compressed hydrogen gas and hydrogen liquids until needed, are significant. Hydrogen delivery tanker trucks are expensive and have limited capacity for transporting hydrogen in comparison to their weight and cost. In order for a hydrogen customer to obtain a bulk shipment of either hydrogen gas or liquid hydrogen, it must expend a significant amount of money to construct a hydrogen storage facility on site.

      The JV's approach to supplying hydrogen to users will be to eliminate the costs and risks of transporting and storing a bulk supply of hydrogen in either a compressed gas or liquid form by producing hydrogen on site as needed. The JV expects to be able to demonstrate that the Technology can produce hydrogen gas on an as needed basis by the user (i.e., "Hydrogen On Demand") in a manner that management believes will be safer and more cost effective than existing methods.

Operations of the JV
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     The operations of the JV can be separated into two facets - the manufacture and distribution of a hydrogen generation system (the "Hydrogen Generation System"), and the operation of a recycling plant (the "Recycling Plant") which will recycle sodium hydroxide to produce sodium hydride which can be used for the Hydrogen Generation System. Both operations are initially intended to take place in the same facility. To date, only the manufacture of a small number of Hydrogen Generation Systems has taken place. The Recycling Plant construction has been completed and the JV is awaiting its final occupancy permit from the local government authority.

     The Hydrogen Generation Systems are shipped to purchasers with complete assembly and operating instructions. The purchasers are responsible for installation and operation of the systems. The purchasers are also responsible for complying with any and all regulations relating to the production of hydrogen and disposal of any byproducts.

     The Recycling Plant may be used to recycle such byproducts, but purchasers of the Hydrogen Generation Systems interested in availing themselves of the Recycling Plant will have to contract for shipment of the byproducts to the Recycling Plant with commercial haulers. For the immediate future, the JV does not intend to provide transport services for recycling to any purchasers.

The Hydrogen Generation System
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     The Technology relates to the production of hydrogen gas in a Hydrogen Generation System. The Hydrogen Generation System is designed to produce hydrogen gas as needed to be used for whatever purpose it was intended. The hydrogen is produced in the Hydrogen Generation System through a chemical reaction of sodium hydride with water. Key components of the Hydrogen

Generation System include a tank called a Hydrogen on Demand Generator (the "Tank") and fuel pellets which are made of sodium hydride (the "Powerballs"). Each Powerball is a sodium hydride sphere which is approximately 1.2 inches in diameter, covered by a polyethylene cover.

     The Hydrogen Generation System generally works as follows: ordinary water and Powerballs are deposited into the Tank. After being deposited into the Tank, the Powerballs remain inert or inactive and do not produce hydrogen until needed. Another key component of the Hydrogen Generation System is a cutting device which, when activated, cuts the Powerball in half, exposing it to the water contained in the Tank. When hydrogen is needed by the user, the
Powerball is inserted into the cutting device and cut or opened.   After being
opened, the sodium hydride core of the Powerball is exposed directly to the water and reacts with the water to produce hydrogen gas. The Tank's metering system can detect when additional hydrogen is required, and when required, another Powerball moves in to the cutting device, and the process of creating hydrogen is repeated.

     As hydrogen is used from the Tank, the mechanism removes Powerballs stored in the Tank and cuts them one at a time to produce additional hydrogen. The process can continue until the last Powerball in the Tank is used. The polyethylene skins that cover the Powerballs remain in the Tank during the operation. When all the Powerballs have been utilized, the polyethelene skins and the liquid sodium hydroxide must be removed by the end user. After a Tank is emptied, it can immediately be refilled with water and new Powerballs. The used polyethylene skins may be recycled into new Powerballs and the sodium hydroxide may be recycled to produce sodium hydride for fuel pellets, if the end user elects to ship the byproducts back to the JV. Otherwise, these byproducts must be disposed of by the end user.

     The Hydrogen Generation System is completely operational. It is shipped in three separate wooden crates and can be quickly assembled by the purchaser. It contains a hydraulic control system and an electronic control system and automatically produces hydrogen by slicing pellets in half inside the Tank.

     A second generation Hydrogen Generation System has been developed which is similar to the original. The Tank holds 600 Powerballs, can produce 2280 liters of hydrogen gas on demand between refills, and is easier to refill than the previous systems. The old Tank weighed 139 pounds and the new Tank weighs 52 pounds. The new system is more reliable, easier to manufacture and is able to produce hydrogen at a faster rate. Therefore, the JV has discontinued production of the old Tank.

     The management of Powerball Industries believes that the Technology is a safe and easy method of producing hydrogen which can be commercially viable. The Technology was developed to provide incremental, isolated production and use of hydrogen fuel thereby providing the user with a consistent an economically viable power supply.

Supplies
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     The sodium hydride that is used in the manufacturing of the Powerballs has been readily available, and it is anticipated that it will continue to be readily available. The cost of sodium hydride depends upon the quantity in which it is purchased. The JV has been able to obtain sodium hydride at a cost of approximately $50 per ton, which represents an almost negligible cost in terms of the manufacturing process.

     The polyethelene used to coat the Powerballs is likewise readily available from a variety of sources at negligible cost, and the components of the hydrogen tanks are standard off-the-shelf parts also available from numerous suppliers. The total manufacturing costs of the parts needed to produce the hydrogen generation system represent approximately 75% of the suggested retail price for the completed system.

     Because of the ready availability of all the supplies and components, the Company has not restricted itself to any particular suppliers, although it may seek to establish such relationships if production demands increase substantially.

     The managers of the JV believe that the economics of producing hydrogen through the Technology will be dependent upon many factors including the purchase price of sodium hydride and the price of hydrogen as supplied by alternative suppliers.

Potential Products
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     If the JV is able to demonstrate that the Technology will permit the cost effective and safe production of hydrogen, the JV intends to manufacture, or have manufactured, and ultimately market, three products:

     Splitting Mechanisms   These are the mechanisms installed in the Tanks
which are used to split the Powerballs, one at a time, as needed to generate hydrogen.

     Tanks    The Tank is a stand alone hydrogen generator where the hydrogen is actually produced. The JV has already manufactured 5 Tanks with the funds invested in the JV by the Company. The Tank is constructed of lightweight and strong Kevlar composite material. Steel, stainless steel and other materials can also be used to construct the Tank. The end caps are mounted securely using stainless steel tie rods. High density polyethylene is used for the end cap material along with special strengthening ribs. The pneumatic/hydraulic combination cylinder used to power the Splitting Mechanism is precision machined from honed cylinder material and is rated for 5 million cycles. The blade is made of a special stainless alloy designed to resist corrosion and remain sharp for millions of cycles. Pressure sensing mechanisms, valves, fittings, and static pressure refill ports are made of stainless steel or specially coated brass designed to resist sodium hydroxide (NaOH) corrosion. Each has been equipped with a pressure gauge, pressure relief valve and a regulator which converts pressure.

      If the JV is successful in obtaining market acceptance of the Technology and the products derived therefrom, it intends to market Tanks to various users including Original Equipment Manufacturer's ("OEM's"), such as electronics manufacturers, experimental fuel cell vehicle manufacturers and power plants. Inasmuch as the Tanks have not been manufactured by the JV on a mass basis, the cost of manufacturing the Tanks and the willingness of users to pay a particular price for the Tanks has not been determined with certainty at this time.

     Powerballs    The Powerballs are polyethylene coated pellets of sodium
hydride. The components of the Powerballs are readily available from a variety of sources. Initially, the JV will not market Powerballs as a separate product, but will use Powerballs in connection with the generation of hydrogen to be sold to purchasers of hydrogen gas. If initial marketing efforts are successful, the JV will attempt to market Powerballs with its Tanks.

     Powerballs are small solid balls or pellets (1.2 inches in diameter) of sodium hydride that are coated with a waterproof plastic coating or skin. Powerballs are stored directly in water. They can remain in water for months with little or no change to the coatings. When a Powerball is cut in half under water, the sodium hydride inside reacts with the water to produce hydrogen. A Powerball will react to completion in approximately 10 seconds.

     The Splitting Mechanism, Tanks, and Powerballs will initially be manufactured by the JV. Necessary components will be supplied by a variety of outside contractors and suppliers, including fabrication, machining, laser cutting, vending suppliers, chemical, etc.

     Deposits and/or orders have been received by the Joint Venture for the new Tanks from a variety of companies in the United States and abroad, including the following: Vance Mathews in Idaho (1), Technitrace in Utah (5), Patrick Flanagan in Arizona (2), Optimox Corporation in California (1), Zevco in the United Kingdom (2), Moonjo Jung in South Korea (1), Axel Schodel in Germany (1), the Marcelo Group in Australia (1), and Envirotech in Japan (1). An old style Tank has been sold to Warsitz Enterprises, and a new Tank has been sold to Aselan, Inc. in Turkey. The Company intends to offer the new Tanks for general sale at a price of $2,000.

Recycling Plant
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     An important aspect of the JV's initial plan is the development of a Powerball Recycling Plant (the "Plant"). The Plant may be used to recycle both the polyethylene Powerball shells and the spent sodium hydroxide solution
(NaOH) returned to the JV from purchasers of the Hydrogen Generation System, and to recycle additional sodium hydroxide to produce sodium hydride for new Powerballs. An additional benefit of the Plant will be that sodium may be recovered from sodium hydroxide solution on what management believes may be a commercially viable basis for resale to industrial and commercial users.

     In order to generate hydrogen on a cost effective basis using the Technology, there must be an economical source of Powerballs. After the Powerballs are split in the Tanks, there remain the polyethylene shells and other components of the sodium hydride pellets. The costs of generating hydrogen using the Technology will be reduced if these remains are recycled.

     The Plant constructed by the Joint Venture is a proto type plant. The actual operation of the Plant will involve additional research and development efforts and will likely require fine tuning even if it is successfully placed in operation.

     The Recycling Plant consists of a variety of components including two hydroxide water evaporators, a furnace, heat exchangers, a sodium reactor and various control systems. The Recycling Plant requires approximately 2,000 square feet of floor space. As of February 1999, engineering plans for the Plant were completed which allowed it to be built in the existing facility currently leased by the JV. The Plant was constructed by the JV under the direction of Checketts.

     In March 1999, the Joint Venture entered into a construction contract with KHI Engineering, Inc., a Utah engineering and construction corporation ("KHI"), to design, procure all equipment and materials, and construct the Plant for a total price of $250,000. At the date of this filing, construction has been completed and the final occupancy permit is pending.

Initial Marketing Plan
----------------------

     There are currently four standard methods for providing hydrogen to industrial users: (1) hydrogen liquefaction; (2) compressed hydrogen gas; (3) on site reformation from natural gas; and (4) by-product hydrogen produced from nearby chemical plants. The Technology is not expected to be competitive as an alternative to hydrogen produced from on-site reformation or as a by-product from chemical plants. The business plan of the JV is to attempt to demonstrate that the Technology is a viable commercial alternative for either the bulk shipment of liquid hydrogen or the bulk shipment of compressed hydrogen gas.

     The JV will initially direct its marketing efforts to a variety of low volume industrial hydrogen users, such as fuel cell experimental laboratories and certain commercial food producers like peanut butter manufacturers and
cooking oil manufacturers.   The JV will also attempt to market hydrogen and
its hydrogen generating products to larger volume users such as oil refineries, power plants and welding operations. To date, the JV has sold limited numbers of Hydrogen Generation Systems primarily to fuel cell research or university laboratories, and has not had the capability to actively seek to expand its marketing for either low volume or high volume potential customers, nor will it have such capability until the commercial viability of the Technology has been established.

     The long-term business plan of the JV is to manufacture and market hydrogen generation products (i.e., Tanks, Powerballs and Plants). However, due to the limited capital available to the Joint Venture, management intends to attempt to prove the commercial viability of the Technology by generating and selling hydrogen generated from the JV's products and Technology to a limited number of industrial users. However, there can be no assurance that the JV will be able to produce and market hydrogen for a price which is less than prices charged by other hydrogen producers.

     A projected area of growth in the hydrogen market is as a fuel source in
proton exchange membrane (PEM) fuel cells.   The hydrogen combines with oxygen
in the fuel cells to produce electricity. General Motors, Ford, Chrysler, Daimler-Benz, BMW, Volkswagen, Volvo, Renault, Peugeot, Siemens, Toyota, Honda, Toshiba, Mitsubishi, Fuji, and Sanyo all have fuel cell development programs in an attempt to develop and market hydrogen powered automobiles.
Fuel cells can be used for many other purposes.   Without hydrogen, fuel cells
cannot function. A fuel cell works by reacting hydrogen gas with oxygen to produce electricity.

     As a result of the increase in fuel cell research and development activities, the demand for hydrogen required in the fuel cell is expected to increase significantly. In addition to the demand for hydrogen in the developing fuel cell industry, the non-fuel cell industrial market for hydrogen has continued to expand.

     The business plan of the JV is to ultimately provide hydrogen generating products or technology for a variety of uses. As of this date no specific marketing plan for uses has been developed. It is anticipated that a long-term marketing plan will be developed when there has been sufficient acceptance of the Technology and the economics of the Technology, in the market.

     No formal marketing studies have been conducted relating to the production of hydrogen through the Technology. As stated above, a detailed, long-term marketing plan has not been developed. The initial marketing efforts will be directed to trade shows and by direct marketing to end users or OEM's. As the Technology is further refined and accepted in the market as a commercially viable alternative to hydrogen generation, the JV will develop a long-term marketing plan.

Research and Development
------------------------

     The Company has not incurred and does not expect to incur any research and development costs. Research and development costs incurred by the JV may be expensed against revenues derived by the JV before any distributions are made to the Company. Initially, much of the research and development efforts of the JV have related to the construction and fine tuning of the Plant. At such time as the Technology has found commercial acceptance in initial marketing areas, the JV will attempt to obtain additional capital with which to develop other commercial uses of the Technology.

     Since inception, the Company has invested $250,000, representing its initial investment, and an additional $275,000, representing loans made by the Company to the JV towards completion of the Plant. To date, almost none of the costs for research and development incurred by the JV have been passed directly to customers. However, the costs of past development and future improvements and changes to the technology will be incorporated into the price of the products sold by the JV as the market develops.

Competition
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     The JV will engage in the business of providing hydrogen generation
products to end users and OEM's.   Initially, the JV will compete with other
companies supplying hydrogen to industrial and commercial users, such as Pax Air. Generally, such competitors supply their customers with compressed hydrogen gas or liquid hydrogen, and the Company believes its cost effective hydrogen generation system will enable it to obtain a significant market share from such customers. The JV will also compete with any other companies which may offer technologies and products for hydrogen on demand production, although no other companies offer on demand systems at this time. In a global sense, the JV will be also be competing with the suppliers of all other fuels including natural gas suppliers, gasoline suppliers, and other similar suppliers.

     The Company is aware of specific competitors working on hydrogen generating equipment, including the Arthur D. Little Corporation, Epyx Corporation, Los Alamos National Laboratory, and Analytic Power Sysvtems. H Power is working on a hydride-water system and Dais Corporation is working on some form of pellets which dissolve in water (according to their web page). Thermo Power Corporation is working on a slurry of hydride material in oil which reacts with water to produce hydrogen.

     Sales of compressed and liquid hydrogen represent an estimated 1 billion dollar per year industry. There is great interest and demand for the development of hydrogen technology and products. This interest and demand will cause many additional companies and individuals to participate in the hydrogen industry.

     Nationally, there is significant research and development being conducted in the area of hydrogen fuel generation. The U.S. Government and numerous multinational corporations have and are funding various research projects.

The Company believes that most of the competitors and future competitors of the JV will have significantly greater assets, resources, experience, research and development talent and managerial capabilities than the Company. Although the JV's managements believes that the Technology has competitive advantages over other technologies, there can be no assurance that the JV will be able to fund the further development and marketing of Technology and related products, that the Technology will be accepted in the market place or that the Technology will be able to provide hydrogen generating capacity or products on a mass commercial basis.

Intellectual Property Rights
----------------------------

     The JV has been assigned the License for the Technology from Powerball Industries as its capital contribution to the JV. Powerball Industries acquired an Exclusive License for the Technology from Checketts, the owner of the Technology.

     Checketts has been issued United States patents for two primary inventions: (i) a Hydrogen Generation System; and (ii) a Hydrogen Generation Pelletized Fuel (e.g., the Powerball). The fuel pellet is used in the Hydrogen Generation System and is comprised of an alkali metal selected from the group consisting of sodium and calcium or metal hydride selected from the group consisting of sodium hydride (NaH), calcium hydride (CaH2), sodium aluminum hydride (NaA1H4), and lithium aluminum hydride (LiA1H4) core; and a coating of water impervious material applied over the entire surface of said core rendering the core impervious to water.

     The License with Checketts provides for the payment to Checketts of a royalty of one per cent (1%) of the net selling price for all retail and wholesale of units and/or fuel pellets sold by the licensee or any sub-licensee. The License has annual minimum production requirements commencing September 18, 1998. There are no minimum production requirements for the first license year which ran from November 1997 to September 11, 1998. The minimum production requirements for the second and third license year is of 50 units (hydrogen generation systems) and 250,000 pounds of fuel pellets (Powerballs) for each. At September 15, 1999, the JV does not expect to meet the minimum production requirements for the second license year and will pay the 1% of selling price royalty (1% X [50 units X $2,000 + 250,000 lbs. X $2.00 per pound] totaling $6,000) from its operating funds. The minimum production requirements for the fourth year are 150 Units and 500,000 pounds of Powerballs. Commencing the fifth license year, the minimum production requirements are 250 units and 5,000,000 pounds of fuel pellets for each license year.

     The License extends for the longer of five years or the life of the licensed patents, subject to earlier termination without cause by the Licensee (or its assign) or with cause by Checketts.

     Patent Applications for the Technology have been filed in the United States but have not been filed in any other country. The principals of Powerball Industries have disclosed certain information about the Technology on the Internet. As a result of such disclosures, the ability of the technology owner, Checketts, to obtain a patent in foreign countries has been significantly diminished if not entirely eliminated. There can be no assurance that any foreign patents will ever issue. The failure to obtain patent protection in foreign countries will have an adverse effect on the prospects of the Company and the JV. The possibility exists that without patent protection, numerous competitors could use the Technology in competing products and ventures. The possibility exists that such competitors would have the financial resources necessary to bring products using the technology to market earlier than the JV.

Personnel
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     The Company does not anticipate that it will be required to hire any full-time or part-time employees during the next year. The Company's primary operation will be an investment in the JV. The Company's President devotes 100% of his working time, approximately 40 hours per week, to Natex. The Company's Vice-President, Mr. Hunsaker, and Secretary/Treasurer, Mr. McStotts, will provide services to the Company on an as needed basis without cash compensation for the foreseeable future. Such services are estimated not to exceed 5 to 10 hours per month. In the event that part-time or full time employees are needed, the Company anticipates it will be able to hire qualified persons.

     In June 1999, Mr. Ipson signed an employment agreement with the Company for total compensation of $75,000 for the period January 1, 1999 to December 31, 1999. This compensation is payable as 150,000 Units valued at $0.50 per Unit, each Unit consisting of one share of the Company's Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $1.00 per share.

     The JV has hired Checketts and one other employee on a full-time basis to perform the necessary Technology management, research and development and marketing efforts of the Company. Jed Checketts has devoted a minimum of 45 hours per week to the JV from its formation to the present. The JV will also hire such additional part-time employees and independent contractors as may be required in its initial efforts to construct the Plant and commercialize the Technology. The JV pays Checketts a salary of $4,000 per month.

Facilities
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     The Company has entered into an oral arrangement with Robert K. Ipson, its president, providing for the use of his residence as its office until such time as the Company needs additional facilities. The Company has not paid Mr. Ipson for the use of his residence.

     The JV will initially conduct its manufacturing and recycling plant operations in two attached 2,500 sq. foot facilities located at 2095 and 2097 West 2200 South, Salt Lake City, Utah. The facilities are leased from TSP Enterprises, an unaffiliated entity, by the JV. The term of the lease is for a period of eleven months beginning September 1, 1999 and ending July 31, 2000. The current monthly lease payment is $965 for the 2095 West facility and $1193 for the 2097 West facility [which includes remodeling expenses prorated over the lease term]. The JV intends to lease these facilities until such time as additional facilities may be required.

Government Regulation
---------------------

     Sodium hydroxide, the primary component of the Powerballs is not a regulated substance. Essentially, the only regulations to which the Company is subject are the normal local business license and building permit regulations. The JV is in the final stage of its occupancy permit review for the pilot plant and expects to receive confirmation on the permit from West Valley City, the local authority, shortly.

Reasons for Registration
------------------------

     The Registrant is voluntarily filing its registration statement on Form 10SB in order to make information concerning itself more readily available to the public. In addition, because of new listing requirements for the NASDAQ OTC Bulletin Board (the "OTCBB"), the Registrant is obligated to become a reporting company in order to maintain its listing on the OTCBB. The rule changes for OTCBB listings involve a one year phase-in period beginning July 1, 1999, during which time companies must file registration statements. The Registrant has chosen to complete its registration statement and begin periodic reports in advance of the deadline.

     As a result of filing its registration statement, the Registrant is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Registrant intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Item 2. Management's Discussion and Analysis or Plan of Operation

Overview
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Cautionary Statement Regarding Forward-looking Statements
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     This report may contain "forward-looking" statements. Examples of forward-looking statements include, but are not limited to: (a) projections of revenues, capital expenditures, growth, prospects, dividends, capital structure and other financial matters; (b) statements of plans and objectives of the Company or its management or Board of Directors; (c) statements of future economic performance; (d) statements of assumptions underlying other statements and statements about the Company and its business relating to the future; and (e) any statements using the words "anticipate," "expect," "may," "project," "intend" or similar expressions.

Year 2000 Disclosure
--------------------

     The Company is working to resolve the potential impact of the year 2000 on the ability of the Company's computerized information systems to accurately process information that may be date-sensitive. Any of the Company's programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures. The Company utilizes a minimum number of computer programs in its operations. The Company has not completed its assessment, but currently believes that costs of addressing this issue will not have a material adverse impact on the Company's financial position. However, if the Company and third parties upon which it relies are unable to address this issue in a timely manner, it could result in a material financial risk to the Company. In order to assure that this does not occur, the Company plans to devote all resources required to resolve any significant year 2000 issues in a timely manner.

State of Readiness
------------------

     The Company has completed a preliminary assessment of its operations. As far as its information technology systems ("IT"), the Company uses newer model desktop PCs in its executive office, and in the JV operation. These PCs are all running commercial software with the patches and updates added as they are available.

     Any non-IT microprocessors used in the JV manufacturing process have already been assessed and changed where necessary. The Company does not utilize any other non-IT systems which could be affected by the Y2K problem.

     The Company has not established any major customers and has not made inquiries to its customers concerning their respective Y2K preparedness. At this time, the Company does not anticipate a significant impact to the Company's business operations.

Costs of Y2K
------------

     The Company has replaced or upgraded its IT systems in the ordinary course of business and therefore cannot attribute specific costs of such upgrades to Y2K. The costs of assessing potential non-IT problems have involved a small amount of evaluation time which has likewise been incorporated into ordinary business costs. There have been no significant hardware costs directly attributable to Y2K.

Risks of Y2K
------------

     The Company does not anticipate that Y2K problems pose substantial risks to its current operations, unless Y2K causes catastrophic systemic failures of the power grid, for instance. The worst case scenario contemplated to date would involve a temporary suspension of the JV's activities while systemic problems are resolved. Any such suspension of operations might have a significant adverse impact on the Company's overall revenues.

Contingency Plans
-----------------

     The Company does not have any contingency plans at this time and does not intend to prepare any such plan because the most critical factors in its worst
case scenario are essentially beyond the Company's control.   The Company
intends to continue its maintenance and upgrades of its internal systems, and will query its major customers, if any such customers develop, concerning their respective states of readiness.

Results of Operations
---------------------

Six Months Ended June 30, 1999 compared with June 30, 1998
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     Revenues. The Company's expects that initial revenues will be generated primarily through its investment in the JV and those profits, if any that will be derived through the licensing of the JV's technology and/or manufacturing and sale of hydrogen generation systems by the JV. In this regard, the company may receive a distribution of any profits derived by the JV based on its 50% ownership in the JV. (See "Liquidity and Capital Resources" under this Item below). The Company had no revenues for the six month periods ended June 30, 1999 and 1998, respectively, and has had no revenues since July 9, 1997 ("Inception").

     Operating Expenses. For the six month period ended June 30, 1999, the Company had total operating expenses of $11,702, compared to $9,911 for the same period ending June 30, 1998. Total operating expenses from inception through June 30, 1999 have been $34,811.

     Other Expense. Other expense for the six month period ended June 30, 1999 was a net $36,302, of which $36,938 was loss on the Company's investment in the JV, before being offset by $636 of interest income. Other expenses for the six month period ended June 30, 1998 was a net $14,798, of which all was represented by loss on the Company's investment in the JV. The Company's loss on its investment in the JV is $112,842 since the Company's Inception.

     The Company experienced a net loss of $47,474 for the six month period ended June 30, 1999 and a net loss of $24,809 for the six month period ended June 30, 1998. The Company net loss since inception has been $146,375. The basic loss per share for the six month period ended June 30, 1999 was $0.592, based on the weighted average number of shares outstanding of 801,834 shares, compared to $0.062 based on weighted average number of shares outstanding of 400,000 at June 30, 1998. The basic loss per share since Inception has been $0.1826, based on the weighted average number of shares outstanding of 801,834.

Liquidity and Capital Resources
-------------------------------

    In connection with the Company's organization the founding shareholders acquired 200,000 shares of the Company's common stock for $40,000 cash. Thereafter, in December 1997, the Company completed a public offering of 400,000 shares of common stock at a price of $1.00 per share for aggregate offering proceeds of $400,000.

     The issuances of common stock have been utilized for working capital, payment of professional services, the initial capital investment in the JV; the loan of additional working capital to JV, and for the continued development activities of the Company.

     In December 1997, the Company entered into the JV with Powerball Industries wherein the Company contributed $250,000 cash. In addition to the original $250,000 capital contribution to the JV made by the Company, the Company agreed to loan additional capital to the JV, up to $100,000, for the purpose of (i) further development of the Technology; (ii) construction of the Plant; (iii) the manufacture of Hydrogen Generation Systems; (iv) demonstrate the commercial viability of the Technology; (v) develop commercial markets for the Technology; and(vi) meet the JV's ongoing working capital requirements. Because of the JV's additional working capital needs, the Company has agreed to loan additional monies to the JV under the same terms as the initial $100,000. As of June 30, 1999, the Company had loan the JV an aggregate of $275,000. The additional funds loaned to the JV by the Company were obtained through the private placement of the Company's common stock Company during the reporting period for aggregate proceeds of $200,000. (See
Item 4. Recent Sales of Unregistered Securities.)

     At June 30, 1999, the Company had current assets of $109,664 and no current liabilities for working capital of $329,461, consisting of cash of $54,461 and receivables from the JV of $275,000. At June 30, 1999, the Company had other assets of $164,164, consisting of the Company's investment in the JV. At June 30, 1999, the Company had no liabilities and a working capital surplus of $329,461.

     Cash used in operations for the six month period ended June 30, 1999 was $(57,140) compared to and $(23,871) for the same period ended June 30, 1998. Since inception the Company's operations been funded primarily by cash received from capital contributions and the issuance of common stock for cash.

    In connection with the expenditures of the JV, all major financial decisions of the JV, including the expenditure of $5,000 or more, must be approved by both of the managers. The managers determine whether any distributions of cash will be made to the owners. Cash distributions will not be made until and unless the JV operates at a profit and thereafter, only if the managers jointly agree to such distributions. It is not anticipated that cash distributions will be made to the owners in the foreseeable future. If the JV generates profits, of which there can be no assurance, it is likely that most of such profits will be retained by the JV to fund additional research and development, to fund additional marketing efforts, to acquire additional inventory and for working capital.

     The Company anticipates that within the next year additional funds will also be needed to allow the JV to enter into other markets for hydrogen technology. Future funding may involve the sale of additional ownership interests in the JV. In such event, the percentage ownership interests of the Company and Powerball Industries in the JV will be reduced. There can be no assurance that any additional required funding will be available to the JV.

     Subsequent to June 30, 1999, the JV entered into a letter of understanding with an unrelated third party to license the manufacturing and marketing of pelletized hydride, hydrogen generating systems (the "Licensed System"). The purpose of the letter of understanding was to set forth the principal terms to be incorporated into a more comprehensive definitive agreement relating to the license. The definitive license agreement would specifically limit the Licensed System to systems integrated and in conjunction with electric generated fuel cell systems. The definitive license would exclude proton exchange membrane based fuel cell electric generating systems for any applications sold to General Motors, Daimler Chrysler, Ford Motor Company, Toyota, Nissan, Honda, Ballard or any of their subsidiaries or affiliates. In connection with the proposed license the JV is to receive $1,000,000 through periodic installments paid on or before February 1, 2000. The JV received a $25,000 down payment towards the license fee on execution of the letter of understanding. The second installment due under the letter of understanding was not paid by the due date and the proposed license relationship was terminated. Both management of the JV and the proposed licensee have orally agreed that the $25,000 down payment is non-refundable.

     It is expected that during the next year the primary expenditure of the JV will relate to the operation of the Plant and the general overhead related thereto. Now that the Plant is completed, the Company does not expect that it will need to advance any additional funds to the JV and will only experience the costs associated with the office expenses, and professional and related fees associated with its ongoing reporting obligations, which for the six month period ended June 30, 1999 were $11,702. The Company expects such expenses to be consistent for the balance of its fiscal year. The Company believes it has sufficient working capital to meet its ongoing expenses for the next twelve months should it not receive any repayments for loans made to the JV or other cash distributions from the JV.

ITEM 3.  DESCRIPTION OF PROPERTY

     The information required by this Item 3 is not applicable to this Form 10SB due to the fact that the Registrant does not own or control any material property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of September 15, 1999 the name and address and the number of shares of the Company's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Company to own beneficially, more than 5% of the 1,190,000 shares of Common Stock issued and outstanding, and the name and shareholdings of each director and of all officers and directors as a group.

Security Ownership of Certain Beneficial Owners (4)
-----------------------------------------------
Title of Class     Name and Address             Number of Shares  Nature of Ownership  % of Class
--------------     ----------------             ----------------  -------------------  ----------
Common Stock       Robert K. Ipson                   271,800          Direct               22.84
                   48 West 300 South, # 2303          30,500          Indirect (2)          2.56
                   Salt Lake City, UT 84101          100,000          Options (1)           7.75
                                                     270,000          Warrants (2)         18.49
                             Total Beneficial        672,300                               43.10

                   Linda Lou Ipson                    30,500          Direct                2.56
                   48 West 300 South, # 2303         271,800          Indirect (2)         22.84
                   Salt Lake City, UT 84101          100,000          Options (2)           7.75
                                                     270,000          Warrants (2)         18.49
                             Total Beneficial        672,300                               43.10

Common Stock       Shorland Hunsaker                 102,000          Direct                8.57
                   2751 East Rubidoux Road            70,000          Warrants              5.56
                   Salt Lake City, UT  84093
                             Total Beneficial        172,000                               13.65

                   Maynard Victor                     25,000          Direct                2.10
                   1815 Maple View Drive              60,000          Indirect (3)          5.04
                   Salt Lake City, UT  84124          50,000          Warrants              4.03
                             Total Beneficial        135,000                               10.89

Common Stock       Paul N. Davis                      50,000          Direct                4.20
                   2351 Hintze Drive                  20,000          Warrants              1.65
                   Salt Lake City, UT 84124
                             Total Beneficial         70,000                                5.79

Securities Ownership of Management
----------------------------------

                   Robert K. Ipson                                - See above -
                    President and Director

                   Shorland Hunsaker                              - See above -
                    Vice President and Director

Common Stock       Phillip L. McStotts                32,500          Direct                2.73
                    Secretary/Treasurer and Director  20,000          Warrants              1.65
                             Total Beneficial         52,500                                4.34

Common Stock       Officers and Directors
                    As a Group (3 persons)            406,300          Direct              34.14
                                                       30,500          Indirect             2.56
                                                      100,000          Options              7.75
                                                      360,000          Warrants            31.30
                                                      -------          --------            -----
                             Total Beneficial         896,800                              54.35
                                                      =======                              =====
------------------------------

1)  Mr. Ipson was issued an option to purchase 100,000 shares of the Company's common stock at
$1.00 per share.  See "Executive Compensation."

2)  Linda L. Ipson is the spouse of Robert K. Ipson; shares and warrants held of record by Linda
Lou Ipson may be deemed to be beneficially owned by Robert K. Ipson, and shares, options and warrants held of record by Robert Ipson may likewise be deemed to be beneficially owned by Linda
Lou Ipson.  Linda Ipson holds of record 30,500 shares and 70,000 warrants.  Robert Ipson holds of record 271,800 shares, 100,000 options, and 200,000 warrants.


(3) Represents shares and warrants held of record by Victor Investments, LLC., a limited liability company controlled by Maynard Victor.

(4) Calculations of Total Beneficial ownership give effect to the exercise of options and/or warrants.  The percentages expressed for the options, warrants and Total Beneficial ownership assume the exercise of the related options and warrants.  Each person currently holding options or warrants has the right to acquire the underlying shares upon exercise of the options or warrants.


ITEM 5.  Directors, Executive Officers, Promoters and Control Persons

     The names and ages of the Registrant's executive officers and directors and the positions held by each of them are set forth below:

  Name                  Age   Position                     Dates Served
  ----                  ---   --------                     ------------
  Robert K. Ipson       60    President/Director           July 1997 to date
  Shorland G. Hunsaker  70    Vice President/Director      July 1997 to date
  Phillip L. McStotts   41    Secretary/Treasurer/Director July 1997 to date

     All directors of the Company will hold office until the next Annual Meeting of Shareholders and until their successors have been elected and qualified.

     Robert K. Ipson. Mr. Ipson is, and has been since 1973, president of M.S.J. & Associates, Inc., a family-held company. M.S.J. & Associates was the operator of the Bonneville Raceway in Salt Lake City, Utah until 1986. Since that date it has managed its own investments. Mr. Ipson has been an officer and/or director of several publicly held companies including the following:
Carrigan Gold Corporation-president/director 1984-1986; Nova Gold Corporation-president/director 1983-1984; Petro Development Corporation-president/director 1983-1984 and 1989-1992; Midas Gold Corporation-vice president/director 1983-1984; Pathfinder's Resources, Inc.-president/director 1983-1987; K.M.A., Inc.- president/director 1983-1986; Megagold Corporation-president/director 1984-1986; Datex Resources, Inc.-president/director 1985-1986; Lintex Resources, Inc.-president/director 1986-1988 and 1989-1996; and Adlex Corporation-president/director 1989-1992. Mr. Ipson was a director of Interline Resources Corporation, a publicly held company engaged in the oil and gas business from 1989-1992.

     Shorland G. Hunsaker. Mr. Hunsaker was a teacher for 28 years with the Murray City Schools in Murray, Utah. Mr. Hunsaker retired from his position with the Murray City School District in June 1987. Since his retirement, Mr. Hunsaker has been involved in the business and investment field as an individual investor, and owns and manages a large ranch in Montana. Mr. Hunsaker was a director of Quasar Tech, Inc. from 1986-1987, and a director of Alvarada, Inc. from 1987-1989. Mr. Hunsaker was president and a director of Commodore Investments, Inc. from 1987 to 1988. Mr. Hunsaker was secretary/treasurer and a director of Opportunity Capital, Inc. from 1988-1990. Mr. Hunsaker received a Master's Degree in Economics in 1959 from the University of Florida, received a Bachelor's Degree in Economics from Utah State in 1957, and received a teaching certificate in 1958 from the University of Utah.

     Phillip L.  McStotts   Mr. McStotts is a founder of ZEVEX International,
Inc. (NASDAQ/NMS:"ZVXI"), and serves as the Chief Financial Officer and Director of the Company. ZEVEX, based in Salt Lake City, Utah, is a company that designs and manufactures advanced medical devices, including surgical systems, device components, and sensors for medical technology companies. ZEVEX also designs, manufactures and markets its own medical devices using its proprietary technology. ZEVEX currently has 93 employees and has been in business since 1986. Mr. McStotts is a CPA with fifteen years of experience. Mr. McStotts received his BS Degree in Accounting from Westminster College, Salt Lake City, UT and an MBA in Taxation from Golden Gate University. Mr. McStotts has served for the last seven years, including the last two, as President and Past President of the Community Foundation for the Disabled, Inc.

ITEM 6. EXECUTIVE COMPENSATION

     At December 31, 1999, no compensation had been paid or accrued to any officer or director of the Company. Mr. Ipson, the Company's President, signed an employment agreement in June 1999, described below. Currently, there is no plan to pay cash compensation to the Company's officers and directors for services rendered. The Company may issue shares of Common Stock to management for services rendered valued at competitive rates. In the event any shares are issued for services rendered by management, they shall be issued in such an amount as the Board of Directors deems fair and reasonable to the Company and its public shareholders and in compliance with management's fiduciary duties under state law. Officers and directors will be reimbursed for actual out-of-pocket expenses incurred on behalf of the Company as approved by the Board of Directors.

     The following tables set forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last two completed fiscal years (since inception in July 1997) to the Registrant's chief executive officer and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998, the end of the Registrant's last completed fiscal year):

                          SUMMARY COMPENSATION TABLE

                                                         Long Term Compensation
                                                        ----------------------

                     Annual Compensation               Awards       Payouts
                                            Other      Restricted
Name and                                    Annual      Stock     Options  LTIP     All other
Principal Position Year  Salary   Bonus($) Compensation Awards   /SARs    Payout  Compensation
------------------ ----  ------   -------- ------------ ------   -------  ------  ------------
Robert K. Ipson     1998  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-
President           1997  $ -0-     -0-       -0-         -0-      -0-      -0-       -0-


Options/SAR Grants in Last Fiscal Year
--------------------------------------

     None.

Bonuses and Deferred Compensation
---------------------------------

     It is expected that the Company's President, Robert K. Ipson, will primarily be responsible for the day-to-day operations of the Company and will be appointed as the Company's designate as manager of the Joint Venture. As an incentive for such services to the Company, the Company has granted Mr. Ipson an option to purchase 100,000 shares of the Company's common stock at a price of $1.00 per share. The option vests as follows: (i) 50,000 shares on January 31, 1998; and (ii) 50,000 shares on March 31, 1998. Each option is exercisable for a period of four (4) years from the date of vesting. The shares issuable upon the exercise of the Option carry registration rights which entitle Mr. Ipson to require the Company to register such shares with the Securities and Exchange Commission and with, to the extent necessary, appropriate state securities regulators. At August 18, 1999, Mr. Ipson had not exercised any of his options.

     In June 1999, Mr. Ipson signed an employment agreement with the Company for total compensation of $75,000 for the period January 1, 1999 to December 31, 1999. This compensation is payable as 150,000 Units valued at $0.50 per Unit, each Unit consisting of one share of the Company's Common Stock and one Warrant to purchase one share of Common Stock at an exercise price of $1.00 per share.

Compensation for Management of JV
---------------------------------

     The JV is managed by two managers, one appointed by the Company and one appointed by Powerball Industries. The Company has appointed Robert K. Ipson, its president as its management representative. Powerball Industries has appointed Checketts to serve as its representative as manager. The JV will not compensate Mr. Checketts for his services as a manager, but it has hired him as an employee at a salary of $4,000 per month. The JV will compensate Mr. Ipson at the rate of $25.00 per hour for services rendered to the JV. The rate of compensation is subject to adjustment in the future based upon factors such as the financial condition of the JV, the amount of time devoted by Mr. Ipson to the JV and the success of the JV.

Key Employee of the JV
----------------------

     Jed Checketts, age 30, is the owner of Powerball Industries, Inc., a Utah corporation and JC Industries, a Utah based sole proprietorship. Mr. Checketts has owned and operated JC Industries, a precision machining operation, since 1993. Mr. Checketts has studied Manufacturing Engineering Technology at Brigham Young University and Chemical Engineering at the University of Utah.

Compensation Pursuant to Plans
------------------------------
     None.

Pension Table
-------------
     Not Applicable.

Other Compensation
------------------
     None.

Transactions with Promoters
---------------------------
     The Company's officers and directors may be deemed to be promoters of the Company and, other than the transactions disclosed in ITEM 7 below, the Company has not engaged in any other transactions with promoters.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1997, in connection the organization of the Company, the Company issued a total of 200,000 shares of its common stock to its founding shareholders for $40,000 cash and issued an option to purchase an additional 100,000 shares of common stock to Robert K. Ipson, one of its founding shareholders.

     The Company presently utilizes the residence of its president, Robert K. Ipson, as its office at no cost to the Company.

     The JV has hired Jed Checketts, the owner of Powerball Industries, the Company's Joint Venture partner, who is paid a monthly salary of $4,000.

     In addition to the original $250,000 capital contribution to the JV made by the Company, the Company agreed to loan additional capital to the JV., up to $100,000., for the purpose of (i) further development of the Technology;
(ii) construction of the Plant; (iii) the manufacture of Tanks; (iv) demonstrate the commercial viability of the Technology; (v) develop commercial markets for the Technology; and(vi) meet the JV's ongoing working capital requirements. Because of the JV's additional working capital needs, the Company has agreed to loan additional monies to the JV under the same terms as the initial $100,000. As of June 30, 1999, the Company had loaned the JV an aggregate of $275,000.


ITEM 8. DESCRIPTION OF SECURITIES

Common Stock
------------

     The Company is authorized to issue 25,000,000 shares of $0.001 par value Common Stock. At September 15, 1999, 1,190,000 shares were issued and outstanding. The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Shares of Common Stock do not carry cumulative voting rights.

     Shareholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights.
In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of Common Stock, when issued, will be validly issued, fully paid, and nonassessable.

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay cash dividends in the foreseeable future.

     The Company has authorized the issuance of up to 400,000 Warrants to purchase an aggregate of 400,000 shares of common stock (subject to adjustment under certain circumstances, and has reserved an equivalent number of shares for issuance on exercise of such Warrants. During March and April 1999, the Company sold an aggregate of 400,000 Units in a private placement to accredited investors for cash at a price of $0.50 per Unit, each Unit consisting of one share of restricted Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $1.00 per share, exercisable over a term of three years.

     Each Warrant entitles the holder thereof to purchase one share of common stock at the exercise price at any time during the exercise period. The holder of a Warrant will not possess any rights as a shareholder of the Company. There are no registration rights connect to the Warrants, and the shares issued on exercise shall bear a restrictive legend.

     The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the number of shares of Common Stock purchaseable on exercise of the Warrants in certain events, specifically stock dividends and distributions, splits and recapitalizations. The Warrants are not redeemable by the Company.

                                 PART II

ITEM 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     The following table sets forth, for the respective periods indicated, the prices of the Company's Common Stock in the over the counter market as reported by a market maker on the NASD'S OTC Bulletin Board. Such over the counter market quotations are based on inter-dealer bid prices, without markup, markdown or commission, and may not necessarily represent actual transactions.

                                                   Bid Quotation
                                                   -------------
Fiscal Year 1999                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 3/31/99                     $2.50                 $1.12
Quarter ended 6/30/99                     $7.00                 $1.75

Fiscal Year 1998                          High Bid              Low Bid
----------------                          --------              -------
Quarter ended 3/31/98                     $5.81                 $1.12
Quarter ended 6/30/98                     $5.87                 $1.62
Quarter ended 9/30/98                     $4.50                 $0.94
Quarter ended 12/31/98                  $3.50                 $1.25


     To the best knowledge of management of the Company, prior to January 1 1998, there was no reported bid or ask prices for the Company's Common Stock and there was no trading of the Company's Common Stock during its fiscal years ended December 31, 1997.

     The number of shareholders of record of the Company's Common Stock as of September 15, 1999, was approximately 59.

     The Company has not paid any cash dividends to date and does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings and no such action by or against it, to the best of its knowledge, has been threatened.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      The Registrant has not changed nor had any disagreements with its independent certified accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In July 1997, the Company issued 200,000 shares of its Common Stock to its founding shareholders at $0.20 per share, a limited number of five persons, all of whom were officers and directors and/or sophisticated purchasers, and all of whom had access to information regarding the Company and its activities. These shares are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and were issued to the founders of the Company pursuant to an exemption available under section 3(b) and/or section 4(2) of the Securities Act. Under Rule 144, restricted securities may not be sold in market transactions until such shares have been held for not less than one year and may only be resold thereafter if the seller complies with all of the terms and conditions of Rule 144 and if such resale is in compliance with applicable state securities laws.

     In 1997, in connection the organization of the Company, the Company issued an Option to purchase an additional 100,000 shares of common stock to Robert K. Ipson, one of its founding shareholders, pursuant to an exemption available under section 4(2) of the Securities Act. The Option vested in two parts, 50,000 shares on January 31, 1998 and 50,000 shares on March 31, 1998. Each part of the Option is exercisable for a period of four years from the date of vesting. The shares issuable upon exercise of the Option carry registration rights which require the Company to register such shares with the Securities and Exchange Commission and with, to the extent necessary, appropriate state securities regulators.

     In December 1997, the Company issued 400,000 shares of its Common Stock in a public offering in Utah and New York at a price of $1.00 per share. The offering was made under the registration by qualification provisions of section 61-1-10, of the securities laws of the State of Utah and was deemed to be exempt from registration under federal law pursuant to section 3(b) and/or Regulation D, Rule 504 of the Securities Act. The registration was declared effective by the State of Utah on November 10, 1997. In addition, the securities were registered with the Colorado Securities Division pursuant to section 11-51-304 of the Colorado Revised Statutes, and declared effective by the State of Colorado on November 7, 1997, however, no securities were sold to residents of the State of Colorado. Further, in connection with sales made to residents of the State of New York, the Company filed an Issuer's Statement on Form M-11 with the New York Department of Law, together with other documentation and information required by the State of New York. The securities sold in the above offering were sold by Alpine Securities Corporation, the Underwriter, as the Company's exclusive agent on a "best efforts, all or none" basis to the public. All subscription payments were placed in escrow pending the completion of the sale of the 400,000 shares.
The Underwriter was paid a Underwriting Commission of $40,000 or 10% of the total offering proceeds. A Notice of Sale of Securities on Form D was filed with the Securities and Exchange Commission in connection with the offering in October 1997.

     During March and April 1999, the Company sold an aggregate of 400,000 Units in a private placement to accredited investors for cash at a price of $0.50 per Unit, each Unit consisting of one share of restricted Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $1.00 per share, exercisable over a term of three years. No underwriter or placement agent was used by the Company and no commissions were paid. The securities issued in the foregoing transaction were issued in reliance on the exemptions from registration and the prospectus delivery requirements of the Securities Act set forth in Rule 506 of Regulation D and/or section 4(2) of the Securities Act. All of the purchasers executed Suitability and Investment

Letters representing that they were "accredited investors" as that term is defined under Rule 501 of Regulation D. Of the Units purchased, current officers and directors of the Company purchased an aggregate of 210,000 Units. No general advertising or solicitation was used in connection with the sale of the Units by the Company.

     In June 1999, the Company issued 10,000 shares of its $.001 par value restricted common stock which was valued at $40,000 for the cancellation of $40,000 in outstanding liabilities owed to KHI Construction for construction services, pursuant to an exemption available under section 4(2) of the Securities Act. The share price of $4.00 per share was determined based on negotiations between the parties.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 16-10a-901 through 909 of the Utah Revised Business Corporation Act provides in relevant parts as follows:

     (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the feet that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     The foregoing discussion of indemnification merely summarizes certain aspects of indemnification provisions and is limited by reference to the above discussed sections of the Utah Revised Business Corporation Act.

     The Registrant's certificate of incorporation and bylaws provide that the Registrant "may indemnify" to the full extent of its power to do so, all directors, officers, employees, and/or agents. It is anticipated that the Registrant will indemnify its officers and directors to the full extent permitted by the above-quoted statute.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to officers and directors of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                 PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     The Company's balance sheets at December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998 and the period from July 9, 1997 (date of inception) to December 31, 1998, have been examined to the extent indicated in their report by Daines and Rasmussen, a profession corporation of certified public accountants, and have been prepared in accordance with generally accepted accounting principles and are attached hereto and incorporated herein by this reference.

     The unaudited balance sheet of the Company as of March 31, 1999; the related unaudited statements of operations and cash flows for the three months ended March 31, 1999 and from July 9, 1997 (inception) through March 31, 1997; are attached hereto and incorporated herein by this reference.

DAINES AND RASMUSSEN
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
NATEX CORPORATION
(A Development Stage Company)
Salt Lake City, Utah

                        Independent Auditors' Report
                        ----------------------------

We have audited the accompanying balance sheet of NATEX CORPORATION (A Development Stage Company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and the period from July 9, 1997, (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NATEX CORPORATION (A Development Stage Company) as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the period then ended, in conformity with generally accepted accounting principles.

/s/Daines and Rasmussen
Salt Lake City, Utah
February 5, 1999














495 EAST 4500 SOUTH, SUITE 202
SALT LAKE CITY, UTAH 84107
TELEPHONE (801) 266-1500

                               NATEX CORPORATION
                         (A Development Stage Company)
                                BALANCE SHEETS
                           December 31, 1998 and 1997

  ASSETS

                                                       1998           1997
                                                    -----------   -----------
Current Assets
  Cash                                              $    65,664   $    86,574
  Receivable - related entity                            44,000        44,000
                                                    -----------   -----------

    TOTAL CURRENT ASSETS                                109,664       130,574
                                                    -----------   -----------

Organization costs, net of amortization of $1,239
 and none                                                17,339        18,578
Investments in limited liability company, at cost
 less shares of losses                                  174,096       224,813
                                                    -----------   -----------
TOTAL ASSETS                                        $   301,099   $   373,965
                                                    ===========   ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Accounts Payable                                   $         0   $         0
                                                    -----------   -----------

    TOTAL CURRENT LIABILITIES                                 0             0
                                                    -----------   -----------

Stockholders' Equity
 Common stock, $.001 par value;
 Authorized 25,000,000 shares;
  Issued and outstanding 600,000 shares                     600           600
 Additional paid in capital                             399,400       399,400
 (Deficit) accumulated during the development
   stage                                                (98,901)      (26,035)
                                                    -----------   -----------

    Total Stockholders' Equity                          301,099       373,965
                                                    -----------   -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $   301,099   $   373,965
                                                    ===========   ===========






The accompanying notes are an integral part of this financial statement. See accountant's report.

                                NATEX CORPORATION
                         (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                 Year ended December 31, 1998 and the Period from
               July 9, 1997 (Date of Inception) to December 31, 1998

                                                 July 9,          July 9,
                             Year ended     1997 (Inception)  1997 (Inception)
                            December 31,       to December       to December
                                1998             31,  1997         31, 1998
                             -----------     ---------------   --------------
REVENUE                      $         0     $             0   $            0

Operating expenses:
  Office expense                     748                  18              766
  Professional fees                4,967                 830            5,797
  Amortization expense             1,239                   0            1,239
  Dues and subscriptions           2,190                   0            2,190
  Filing fees                     12,436                   0           12,436
  Travel                           1,301                   0            1,301
  Taxes and licenses                  10                   0               10
  Loss from partnership           50,717              25,187           75,904
                                  ------              ------           ------

TOTAL OPERATING EXPENSES          73,608              26,035           99,643
                                  ------              ------           ------
OPERATING (LOSS)                 (73,608)            (26,035)         (99,643)

Other income and expenses:

  Interest Income                    842                   0              842
                                  ------              ------           ------

(Loss) before provision for
 income taxes                    (72,766)            (26,035)         (98,801)

Provision for income taxes           100                   0              100
                                  ------              ------           ------

NET INCOME (LOSS)            $   (72,866)    $       (26,035)         (98,901)
                                  ======              ======           ======
Net (loss) per common share  $    (.1214)    $        (.0979)          (.2076)
                                  ======              ======           ======
Weighted average number of
 common shares                   600,000             265,909          476,420
                                 =======             =======          =======





The accompanying notes are an integral part of this financial statement. See accountant's report.

                                NATEX CORPORATION
                         (A Development Stage Company)
                       STATEMENT OF STOCKHOLDERS' EQUITY
        Period from July 9, 1997 (Date of Inception) to December 31, 1998


                                                                                     Retained
                                                                                     (Deficit)
                                                                                    Accumulated
                                                                      Additional    During the       Total
                                               Common Stock             Paid in     Development    Stockholders'
                                          Shares           Amount       Capital       Stage          Equity
                                        ------------   ------------  ------------   ------------   ------------
Balance at July 9, 1997                            0   $          0  $          0   $          0   $          0

Issuance of common stock for cash            200,000            200        39,800              0         40,000

Issuance of common stock to the public
  net of offering costs of $40,000           400,000            400       359,600              0        360,000

Net (loss) for the period July 9, 1997
  to December 31, 1997                             0              0             0        (26,035)       (26,035)
                                        ------------   ------------  ------------   ------------   ------------
Balance at December 31, 1997                 600,000            600       399,400        (26,035)       373,965

Net (loss) for year ended
  December 31, 1998                                0              0             0        (72,866)       (72,866)
                                        ------------   ------------  ------------   ------------   ------------

Balance at December 31, 1998                 600,000   $        600  $    399,400   $    (98,901)  $    301,099
                                        ============   ============  ============   ============   ============







The accompanying notes are an integral part of this financial statement. See accountant's report.

                                NATEX CORPORATION
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS
              Year ended December 31, 1998, and the Period from
            July 9, 1997 (Date of Inception) to December 31, 1998

                                                                     July 9,          July 9,
                                                Year ended     1997 (Inception)  1997 (Inception)
                                               December 31,       to December       to December
                                                   1998             31,  1997         31, 1998
                                               ------------    ---------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss)                               $     (72,866)      $      (26,035)   $    (98,901)
Adjustments to reconcile net (loss) to
  net cash provided by operating activities         -                    -               -
  Amortization                                     1,239                 -              1,239
  Increase in organization costs                       0              (18,578)        (18,578)
                                               ---------            ---------       ---------
Net cash (used) by operating activities          (71,627)             (44,613)       (116,240)
                                               ---------            ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Related party loans                                  0              (44,000)        (44,000)
  Investment in limited liability company              0             (250,000)       (250,000)
  Decrease in investment in limited
    liability company                             50,717               25,187          75,904
                                               ---------            ---------       ---------
Net cash provided (used) by investing
  activities                                      50,717             (268,813)       (218,096)
                                               ---------            ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock               0              400,000         400,000
                                               ---------            ---------       ---------
Net cash provided by financing activities              0              400,000         400,000
                                               ---------            ---------       ---------
Increase (decrease) in cash                      (20,910)              86,574          65,664

Cash and cash equivalents - beginning
  of period                                       86,574                    0               0
                                               ---------            ---------       ---------
Cash and cash equivalents - end of period  $      65,664       $       86,574    $     65,664
                                               =========            =========       =========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

  Interest paid during the period          $           0       $            0    $          0
                                                  ======               ======          ======
  Income taxes paid during the period      $         100       $            0               0
                                                  ======               ======          ======


The accompanying notes are an integral part of this financial statement. See accountant's report.

                                NATEX CORPORATION
                         (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                From Inception on July 9, 1997 to December 31, 1998

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization
    ------------
The Company was incorporated on July 9, 1997 under the laws of the State of Utah. At the present time, the Company is in the development stage. The Company was formed for the purpose of raising capital to invest in a joint venture which will acquire a license for certain technology relating to the production of hydrogen, to generate hydrogen for sale, and to market hydrogen generating equipment and products. The Company will, through its investment in a joint venture, be involved in research and development efforts of commercializing the technology.

b.  Investment in Limited Liability Company
    ---------------------------------------
The Company will account for its investment in the Limited Liability Comapny using the equity method of accounting.

c.  Amortization of Organization Costs
    ----------------------------------
The Company is amortizing the organization cost over a 60 month period using the straight-line method.

d.  Income Taxes
    ------------
The Company provides for income taxes based on the liability method, which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

e.  Use of Estimates
    ----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f.  Cash and Cash Equivalent
    ------------------------
For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

g.  Net Income (Loss) Per Common Share
    ----------------------------------
Primary earnings (loss) per common share is calculated by dividing net income
(loss) for the period by the weighted average number of the Company's common shares outstanding and dilutive common equivalent shares from stock options and warrants, as calculated using the treasury stock method.

                                NATEX CORPORATION
                         (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS - (continued)
                From Inception on July 9, 1997 to December 31, 1998

g.  Net Income (Loss) Per Common Share (Continued)

Fully diluted earnings (loss) per common share reflect the calculation of the number of common equivalent shares based on the stock price at the end of the period. Fully diluted per common share amounts are not reported because the difference is not material from primary earnings per common share. The fully diluted (loss) per common share was $(.12) for the year ended December 31, 1998 and $(.21) for the period July 9, 1997 (date of inception) to December 31, 1998. The weighted average number of common shares outstanding used in the fully diluted calculation was $600,000 and $176, 420, respectively.

h.  New Accounting Pronouncements
    -----------------------------
In 1997 the FASB issued SFAS No. 128, Earnings Per Share, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company believes the new standards will not have a material impact on the Company's financial statements presented herein or in the future.

(2) EXECUTIVE STOCK OPTION PLAN
The Company's president has agreed to perform services on behalf of the Company for no compensation. To provide incentive for such services, the Board of Directors agreed on August 1, 1997 to grant an option to purchase 100,000 shares of the Company's common stock at $1 per share. No options have been exercised as of December 31, 1998.

(3) RECEIVABLE - RELATED PARTY
The receivable from related entity is an unsecured non-interest bearing loan which has no repayment terms. Th Company has agreed to loan up to a maximum of $100,000.

The receivable is due from Powerball Technologies, LLC (A Development Stage Company). Natex Corporatin is a 50% owner of Powerball Technologies, LLC.

(4) FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

The carrying amounts and fair values of the Company's financial instruments are as follows:

                                 December 31,            December 31,
                                     1998                    1997
                             -------------------    ---------------------
                             Carrying     Fair      Carrying     Fair
                              Amount     Value       Amount     Value
                             --------  ---------    ---------  ----------
Cash and Cash Equivalents    $ 65,664  $  65,664    $  86,574  $   86,574
                             ========  =========    =========  ==========

                                NATEX CORPORATION
                         (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS - (continued)
                From Inception on July 9, 1997 to December 31, 1998

(5) INVESTMENT IN LIMITED LIABILITY COMPANY
The Company and Powerball Industries, Inc. have agreed to form a limited liability company (the "Joint Venture") to license the Technology; to further develop the Technology; to build a sodium hydride pellet recycling plant; to manufacture tanks in which hydrogen is generated; to demonstrate the commercial viability of the Technology; and to commercialize the Technology. Powerball Industries, Inc. will assign the Technology License to the Joint Venture, or will sub-license the Technology to the Joint Venture for a 50% ownership interest in the Joint Venture. The Company invested $250,000 in the Joint Venture for a 50% ownership interest in the Limited Liability Company Powerball Technologies, LLC (A Developmental Stage Company). The Company has also agreed to loan up to $100,000 to the Joint Venture if such funds are required for the Joint Venture's operations (See Note 3).

(6) STOCK OFFERING
On December 31, 1997, the Company successfully completed a public offering of 400,000 shares of its $.001 par value common stock for $400,000 less offering costs of $40,000.

On March 31, the Company issued 278,00 shares of common stock at $0.50 per share. Net proceeds from the issuance was $139,000.

(7) INCOME TAXES
At December 31, 1998, the Company has a net operating loss carryforward of approximately $98,900 which will begin to expire in the year 2012.

Income tax expense for the year ended December 31, 1998 was for state income taxes in the amount of $100.

(8) COMMITMENTS
The Company's president is providing services without compensation. In addition, the Company utilizes space in the office of the Company's president at no cost.

There is no commitment for the Company to pay its president for the above services. These services are considered to be immaterial to the Company.

                               NATEX CORPORATION
                         (A Development Stage Company)
                                 Balance Sheet

                                           June 30, 1999          December 31,
                                             (Unaudited)                  1998
                                           -------------          ------------
ASSETS
CURRENT ASSETS
     Cash                                  $    54,461            $    65,664
     Receivable   related party                275,000                 44,000
                                           -----------            -----------
       TOTAL CURRENT ASSETS                    329,461                109,664

     Organization costs, net
     of amortization                            27,006                 17,339
     Investment in limited liability
     company, at cost, Less share of loss      137,158                174,096
                                           -----------            -----------
     TOTAL OTHER ASSETS                        164,164                191,435
                                           -----------            -----------
     TOTAL ASSETS                          $   493,625            $   301,099
                                           ===========            ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
     Account payable                       $         0            $         0
                                           -----------            -----------
     TOTAL CURRENT LIABILITIES                       0                      0
                                           -----------            -----------
STOCKHOLDERS' EQUITY
     Common stock, $ .001 par value;
     authorized 25,000,000 shares
     Issued and outstanding 1,010,000
     and 600,000 shares in
     1999 and 1998, respectively                 1,010                    600
     Additional paid in capital                638,990                399,400
     (Deficit) accumulated during
     the development stage                    (146,375)               (98,901)
                                           -----------            -----------
     TOTAL STOCKHOLDERS' EQUITY                493,625                301,099
                                           -----------            -----------
     TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY                     $493,625               $301,099
                                           ===========            ===========



The footnotes hereto are an integral part of these financial statements.

                               NATEX CORPORATION
                         (A Development Stage Company)
                            STATEMENT OF OPERATIONS
             Three and Six  months ended June 30, 1999 and June 30, 1998, and the Period from
               July 9, 1997 (Date of Inception) to June 30, 1999


                       Three months     Three months     Six Months     Six Months     July, 1997
                          ended            ended           ended          ended       (Inception)
                       June 30, 1999    June 30, 1998    June 30, 1999 June 30, 1998 June 30,1999
                        (unaudited)      (Unaudited)      (Unaudited)   (Unaudited)   (unaudited)


REVENUE                 $        0       $         0      $         0     $       0     $      0

Operating expenses
  Office expense             3,967               320            3,967           320        6,923
  Professional fees          2,480                 0            2,480           862        8,277
  Amortization expense         929               310            1,858           938        3,097
  Filing Fees                2,515                 0            2,515         6,480       14,951
  Travel expense                 0             1,301                0         1,301        1,301
  Taxes and licensees           10                10              252            10          262
                         ---------       -----------      -----------     ---------     --------
TOTAL OPERATING EXPENSES     9,901             2,531           11,702         9,911       34,811
                         ---------       -----------      -----------     ---------     --------
OPERATING (LOSS)            (9,901)           (2,531)         (11,072)       (9,911)     (34,811)

Other income and expense
(loss) from partnership    (18,336)           (7,602)         (36,938)      (14,798)    (112,842)
Interest income                178                 0              636             0        1,478
                         ---------       -----------      -----------     ---------     --------
(Loss) before provision
for income taxes           (28,059)          (10,133)         (47,374)      (24,709)    (146,175)

Provision for
income taxes            $        0       $         0      $       100     $     100     $    200
                         ---------       -----------      -----------     ---------     --------
NET (LOSS)              $  (28,059)      $   (10,133)     $   (47,474)    $ (24,809)    (146,375)
                         =========       ===========      ===========     =========     ========
NET (LOSS) PER
COMMON SHARE            $   (.0280)      $    (.0253)     $    (.0592)    $  (.0620)    $ (.1826)
                         =========       ===========      ===========     =========     ========
Weighted average
number of common shares  1,000,764           400,000            801,834        400,000
801,834
                         =========       ===========      ===========     ==========    ========





The footnotes hereto are an integral part of these financial statements.

                              NATEX CORPORATION
                        (A Development Stage Company)
                           STATEMENT OF CASH FLOWS
              Six months ended June 30, 1999 and June 30, 1998
                            and the Period from
             July 9, 1997 (Date of Inception) to June 30, 1999


                                 Six months        Six months       July 9, 1997
                                              ended             ended     (inception) to
                                       June 30,1999      June 30,1998       June 30,1999
                                        (unaudited)       (Unaudited)        (unaudited)

                                                                       <C >
CASH FLOW FROM
OPEATING ACTIVITIES
Net (loss)                             $  (47,475)       $  (24,809)       $  (146,375)
Adjustments to reconcile
net (loss) to net cash
provided by operating
activities

Amortization                                1,857               938              3,097
Increase in
organization costs                        (11,524)               --            (30,102)
                                      -----------        ----------        -----------
Net cash (used) by
operating activities                      (57,140)          (23,871)          (173,380)

CASH FLOW FROM
INVESTING ACTIVITIES

Related party loans                      (231,000)              --            (275,000)
Investment in limited
liability company                              --               --            (250,000)
Decrease in investment
in limited liability company               36,938           14,798             112,842
                                      -----------        ---------         -----------
Net cash provided (used)
by investing activities                  (194,062)          14,798            (412,158)

CASH FLOW FROM
FINANCING ACTIVITIES

Proceeds from issuance
of common stock                           240,000               --             640,000
                                      -----------        ---------         -----------
Net cash provided by
financing activities                      240,000               --             640,000
                                      -----------        ---------         -----------
(Decrease) increase in cash               (11,202)          (9,073)             54,462

Cash and cash equivalents
beginning of period                        65,664           86,574                   0
                                      -----------        ---------         -----------
Cash and cash equivalents
end of period                         $    54,462        $  54,462         $    54,462
                                      ===========        =========         ===========
SUPPLEMENTAL DISCLOSURE
OF CASH FLOW INFORMATION

Interest paid during
the period                            $        0         $      0          $        0
                                      ----------         --------          ----------
Income taxes paid during
the period                            $      100         $    100          $      200
                                      ----------         --------          ----------


The footnotes hereto are an integral part of these financial statements.

                            NATEX CORPORATION
                       (A Development Stage Company)
                       NOTES TO FINANCIAL STATEMENTS
              From Inception on July 9, 1997 to June 30, 1999

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Organization
----------------
The Company was incorporated on July 9, 1997 under the laws of the State of Utah. At the present time, the Company is in the development stage. The Company was formed for the purpose of raising capital to invest in a joint venture which will acquire a license for certain technology relating to the production of hydrogen, to generate hydrogen for sale, and to market hydrogen generating equipment and products. The Company will, through its investment in a joint venture, be involved in research and development efforts of commercializing the technology.

b.  Basis of Presentation
-------------------------
In the opinion of the Company's management, the accompanying unaudited financial statements contain all normal recurring adjustments necessary to present fairly the Company's financial position for the interim period. Results of operations for the three and nine months ended June 30, 1999, are not necessarily indicative of results to be expected for the full fiscal year ending September 30, 1999.
The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for annual financial statements. Although the Company believe that the disclosures in these unaudited financial statements are adequate to make the information present for the interim periods not misleading, certain information and footnote information normal included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, and these financial statements included in the Company's annual report to shareholders for the fiscal year ended September 30, 1998.

c.  Investment in Limited Liability Company
-------------------------------------------
The Company will account for its investment in the Limited Liability Company using the equity method of accounting.

d.  Amortization of Organization Costs
--------------------------------------
The Company is amortizing the organization cost over a 60 month period using the straight-line method.

e.  Income Taxes
----------------
The Company provides for income taxes based on the liability method, which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

                             NATEX CORPORATION
                       (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS - (continued)
               From Inception on July 9, 1997 to June 30, 1999

f.  Use of Estimates
--------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g.  Cash and Cash Equivalent
----------------------------
For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

h.  Net Income (Loss) Per Common Share
--------------------------------------
Primary earnings (loss) per common share is calculated by dividing net income
(loss) for the period by the weighted average number of the Company's common shares outstanding and dilutive common equivalent shares from stock options and warrants, as calculated using the treasury stock method.
Fully diluted earnings (loss) per common share reflect the calculation of the number of common equivalent shares based on the stock price at the end of the period. Fully diluted per common share amounts are not reported because the difference is not material from primary earnings per common share.

i.  New Accounting Pronouncements
---------------------------------
In 1997 the FASB issued SFAS No. 128, Earnings Per Share, SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company believes the new standards will not have a material impact on the Company's financial statements presented herein or in the future.


(2) EXECUTIVE STOCK OPTION PLAN

The Company's president has agreed to perform services on behalf of the Company for no compensation. To provide incentive for such services, the Board of Directors agreed on August 1, 1997 to grant an option to purchase 100,000 shares of the Company's common stock at $1 per share. No options have been exercised as of June 30, 1999.


(3) RECEIVABLE - RELATED PARTY

The receivable from related entity is an unsecured non-interest bearing loan which has no repayment terms. The receivable is due from Powerball Technologies, LLC (A Development Stage Company). Natex Corporation is a 50% owner of Powerball Technologies, LLC.

The Company initially agreed to loan a maximum of $100,000 to Powerball Technologies, LLC, to meet working capital needs, and subsequently agreed to loan additional monies on the same terms.

                             NATEX CORPORATION
                       (A Development Stage Company)
                 NOTES TO FINANCIAL STATEMENTS - (continued)
               From Inception on July 9, 1997 to June 30, 1999

(4) INVESTMENT IN LIMITED LIABILITY COMPANY

The Company and Powerball Industries, Inc. have agreed to form a limited liability company (the "Joint Venture") to license the Technology; to further develop the Technology; to build a sodium hydride pellet recycling plant; to manufacture tanks in which hydrogen is generated; to demonstrate the commercial viability of the Technology; and to commercialize the Technology. Powerball Industries, Inc. will assign the Technology License to the Joint Venture, or will sub-license the Technology to the Joint Venture for a 50% ownership interest in the Joint Venture. The Company invested $250,000 in the Joint Venture for a 50% ownership interest in the Limited Liability Company Powerball Technologies, LLC (A Developmental Stage Company). The Company also agreed to loan up to $100,000 to the Joint Venture if such funds were required for the Joint Venture's operations, and subsequently agreed to loan additional funds to the JV to meet its working capital needs (See Note 3).


(5) STOCK OFFERING

On December 31, 1997, the Company successfully completed a public offering of 400,000 shares of its $.001 par value common stock for $400,000 less offering costs of $40,000. In April 1999, the Company successfully completed a private placement offering of 400,000 shares of its $.001 par value common stock for $200,000.

In June 1999, the Company issued 10,000 shares of its restricted common stock which was valued at $40,000 for the cancellation of $40,000 in outstanding liabilities owed to KHI Construction for construction services. The share price of $4.00 per share was determined based on negotiations between the parties.


(6) INCOME TAXES

At December 31, 1998, the Company has a net operating loss carryforward of approximately $98,900 which will begin to expire in the year 2012.

PART III

ITEM 1.  INDEX TO EXHIBITS

     Copies of the following documents are included as exhibits to this amended Form 10SB pursuant to Item 601 of Regulation SB.

         SEC
Exhibit  Reference
No.      No.        Title of Document
-------  ---------  -----------------
10       10.04      Lease Agreements

10       10.05      Letter of Understanding

10       10.06      Employment Agreement


ITEM 2.  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NATEX CORPORATION


DATED: September 23, 1999                   /S/ Robert K. Ipson, President